CALVERT SOCIAL INDEX SERIES, INC.

ADMINISTRATIVE SERVICES AGREEMENT

REVISED AND RESTATED SCHEDULE A

            Listed below are the series of Calvert Social Index Series, Inc. that are entitled to receive administrative services from Calvert Administrative Services Company* ("CASC") under the Administrative Services Agreement dated June 22, 2000, and which will pay annual fees to CASC pursuant to the Agreement.

Calvert Social Index Fund

Class A	0.20%
Class B	0.20%
Class C	0.20%
Class I	0.10%

CALVERT SOCIAL INDEX SERIES, INC.

BY: /s/William M. Tartikoff
William M. Tartikoff
Vice President and Secretary

Calvert Administrative services Company

BY: /s/Ronald M. Wolfsheimer
Ronald M. Wolfsheimer
Chief Financial and Administrative Officer
and Senior Vice President

Effective February 1, 2011

*Effective 4/30/2011, Calvert Administrative Services Company will be renamed Calvert Investment Administrative Services, Inc.